FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

July 11, 2008

Item 3.	News Release

On July 11, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

July 11, 2008, TAG Oil announces the success of the Cheal A7 step-out well at the Cheal oil field, located in the onshore Taranaki Basin, New Zealand.

Item 5.	Full Description of Material Change

July 11, 2008, TAG Oil announces the success of the Cheal A7 step-out well at the Cheal oil field, located in the onshore Taranaki Basin, New Zealand. The well has been drilled, logged and both of the Mt. Messenger sandstone reservoirs targeted are interpreted as oil saturated.

The Cheal A7 well was drilled to a total measured depth of 1848 meters and intercepted approximately 7 meters of oil bearing sands within the Mt. Messenger formation. The Cheal Joint Venture (TAG 30.5%) is in the process of completing the well and preparing a temporary tie back into the Cheal Production Facility to production test the well in the near future.

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

July 11, 2008